SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF TRANSACTION WITH RELATED PARTY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9
PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) in compliance with Annex 30-XXXIII of CVM Instruction No. 552, dated October 9, 2014, hereby informs its shareholders and the market in general of the following related party transaction, realized on September 20, 2019:

Related Party Names

Centrais Elétricas Brasileiras S.A. (“Eletrobras”), Furnas Centrais Elétricas S/A (“Furnas”), Companhia Hidro Elétrica Do São Francisco (“Chesf”), Eletrobras Termonuclear S.A (“Eletronuclear”), Centrais Eletricas Do Norte Do Brasil S/A (“Eletronorte”), Eletrosul Centrais Eletricas S/A. (“Eletrosul”), Amazonas Geracao e Transmissao de Energia S.A (“Amazonas GT”) and Companhia De Geração Térmica De Energia Elétrica (“CGTEE”).

Issuer Relationships	Controlled Companies
Date of the transaction	September 20, 2019
Object of the Agreement	Human Resources Sharing and Infrastructure Associated with the Operation of the Eletrobras System Shared Services Center.
Main Terms and Conditions

The CSC is organized in 4 Regional Units of the country, North, Northeast, Southeast and South, having as scope the following macroprocesses: Logistics, Accounting, Finance, Procurement, Human Resources, Information Technology and Infrastructure and General Services.

There are no financial charges related to the operation of the CSC, nor adjustments and guarentees.

The agreement has a term of 60 (sixty) months from the signature of all companies.

Maximum annual contract value: BRL 533,474,637.61 for all companies mentioned in “Related Party Names”.

Detailed justification of the reasons why the Company's management considers that the transaction complied with commutative conditions or provides for adequate compensatory payment.

In Aneel Technical Note that previously approved the operation of the CSC (Nº 08/2019, of January 23, 2019), the commutativity of the CSC operation was verified by the Regulatory Agent between the parties involved, since the sharing will be exclusively between companies of Eletrobras System, with apportionment of expenses based on the criteria defined by Aneel pursuant to Normative Resolution Nº 699/2019.

Possible participation of the counterparty, its partners or managers in the decision process of the issuer's subsidiary regarding the transaction or negotiation of the transaction as representatives of the Company, describing these interests.

Costs will only be apportioned by the Eletrobras companies participating in the CSC as mentioned above, without financial advantage for the parties involved.

Rio de Janeiro, October 1, 2019.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.